Exhibit 12.1
Colonial Realty Limited Partnership
Ratio of Earnings to Fixed Charges
(all dollar amounts in thousands)

	Year Ended December 31,
	2005	2004	2003	2002	2001
Earnings:

Pre-tax income before income, loss from equity investees, extraordinary gain or loss, or gains on sale of properties	$(25,402)	$27,282	$32,740	$43,007	$42,173
Amoritzation of interest capitalized	2,400	1,800	1,700	1,500	1,300
Interest capitalized	(9,586)	(6,907)	(5,576)	(8,064)	(10,608)
Distributed income of equity investees	4,494	3,588	2,148	2,073	710
Fixed charges	147,777	90,310	76,243	76,889	85,027

Total earnings	$119,683	$116,073	$107,255	$115,405	$118,602

Fixed Charges:
Interest expense	$132,492	$79,136	$67,556	$65,265	$71,397
Capitalized interest	9,586	6,907	5,576	8,064	10,608
Debt costs amortization	5,699	4,267	3,111	3,560	3,022

Total Fixed Charges	$147,777	$90,310	$76,243	$76,889	$85,027

Ratio of Earnings to Fixed Charges	(a )	1.3	1.4	1.5	1.4

a)	For the twelve months ended December 31, 2005, the aggregate amount of fixed charges exceeded our earnings by approximately $28.1 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for the twelve months ended December 31, 2005 is primarily due to recording amortization expense of approximately $42.0 million related to in-place leases acquired in connection with the Trust’s merger with Cornerstone Realty Income Trust, Inc. in April 2005.
The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees, gains on sale of properties, distributed income of equity investees, fixed charges and amortization of capitalized interest excluding interest costs capitalized. Fixed charges consist of interest expense (including interest costs capitalized) and amortization of debt issuance costs.